UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Foley, II, Wm. P.
   401 W. Carl Karcher Way
   Anaheim, CA  92801
2. Issuer Name and Ticker or Trading Symbol
   CKE Restaurants, Inc.
   CKR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 31, 2001
5. If Amendment, Date of Original (Month/Year)
   January, 2001
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |1/10/0|J(1)|V|1,632             |A  |2.827      |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common Stock               |1/04/0|P   | |5,000             |A  |2.2105     |206,331            |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |478,705            |I     |by Folco Dev               |
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Common Stock               |      |    | |                  |   |           |2,170,345 (2)      |I     |by Cannae LP               |
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Common Stock               |      |    | |                  |   |           |274,900            |I     |by SBRG                    |
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Common Stock               |      |    | |                  |   |           |627,155            |I     |by FNF                     |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Non-Qualified Stock Op|2.625   |01/03|J (3|V|375,000    |A  |(3)  |01/03|Common Stock|375,000|(3)    |1,852,250   |D  |            |
tions                 |        |/01  |)   | |           |   |     |/11  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Purchased pursuant to the CKE Restaurants, Inc. 1994 Employee Stock Purchase Plan.
(2) Cannae Limited Partnership-Amended. Certain partners withdrew from the partnership resulting in a reduction of 76,067 shares.
(3) Granted pursuant to the CKE Restaurants, Inc. 1999 Stock Incentive Plan, which is exempt under SEC Rule
16(b)(3). The options are exercisable pursuant to the Stock Option Agreement dated January 3, 2001 between
Reporting Person and CKE Restaurants,
Inc.